

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2010

Mr. Luc Jobin, Chief Financial Officer
CANADIAN NATIONAL RAILWAY COMPANY
935 de La Gauchetiere Street West
Montreal, Quebec Canada H3B 2M9

     Re: Canadian National Railway Company
              Form 40-F for Fiscal Year Ended December 31, 2009
              File No. 1-02413

Dear Mr. Jobin:

     We have completed our review of your Form 40-F and have no further comments at this time.

                    Sincerely,

                    David R. Humphrey
                    Branch Chief